Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,

	2002	2001	2000	1999	1998

Income (loss) from continuing operations
before income taxes (benefits)	$(569)	$1,469	$1,487	$1,224	$1,841
Adjustments:
Loss (income) from equity investees	4	(79)	-	-	-
Minority interest	-	-	53	31	-

Income (loss) from continuing operations before
income taxes (benefits), as adjusted	$(565)	$1,390	$1,540	$1,255	$1,841

Fixed charges included in income:
Interest expense	$121	$118	$104	$116	$126
Interest portion of rental expense	52	50	43	50	62

	173	168	147	166	188
Interest credited to contractholders	1,036	1,071	1,017	975	1,002

	$1,209	$1,239	$1,164	$1,141	$1,190

Income available for fixed charges
(including interest credited to
contractholders)	$644	$2,629	$2,704	$2,396	$3,031

Income available for fixed charges
(excluding interest credited to
contractholders) (1)	$-	$1,558	$1,687	$1,421	$2,029

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to
contractholders(1)	-	2.1	2.3	2.1	2.5

SUPPLEMENTAL RATIO:
Excluding interest credited to
contractholders(1)	-	9.3	11.5	8.6	10.8

(1)	Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $565 million to achieve a coverage of 1:1.